02041561

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 21 2002
WASH. D.C. 164

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _________ to _________.

Commission File Number 0-6187

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANTA CORPORATION INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Banta Corporation
River Place
225 Main Street
P.O. Box 8003
Menasha, Wisconsin 54952

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Page number of Exhibit Index [15]

CRGH

REQUIRED INFORMATION

The following financial statements and schedules of the Banta Corporation Incentive Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

ANDERSEN

Banta Corporation
Incentive Savings Plan

Financial Statements
As of December 31, 2001 and 2000
Together with Report of Independent Public Accountants

Banta Corporation
Incentive Savings Plan

Financial Statements
As of December 31, 2001 and 2000

Table of Contents

ANDERSEN

Report of Independent Public Accountants

To the Plan Administrator of the
Banta Corporation Incentive Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Banta Corporation Incentive Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
April 26, 2002

Banta Corporation
Incentive Savings Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

	2001	2000
Investments:		
Cash and Cash Equivalents	$ -	$1,490,758
Mutual Funds	75,874,516	103,588,000
Common Stock	12,577,189	11,834,967
Common Collective Trust Funds	46,550,268	23,537,388
Total Investments	135,001,973	140,451,113
Loans to Participants	4,569,952	4,711,810
Receivables:		
Due from Broker	-	201,284
Participants' Contributions	245,868	307,055
Employer's Contributions	54,525	22,765
Due from Banta Hourly 401(k) Plan	-	241,824
Accrued Interest and Dividends	-	9,960
Total Receivables	300,393	782,888
Net Assets Available for Plan Benefits	$139,872,318	$145,945,811

The accompanying notes to financial statements are an integral part of these financial statements.

Banta Corporation
Incentive Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions to Net Assets Attributed to:		
Investment Income (Loss)-		
Net (Depreciation) in Fair Value of Investments	$(12,278,872)	$(4,578,808)
Interest and Dividends	3,230,545	4,165,111
Total Investment Loss	(9,048,327)	(413,697)
Contributions:		
Employer	3,015,622	2,810,930
Participant	10,636,709	10,229,355
Total Contributions	13,652,331	13,040,285
Total Additions	4,604,004	12,626,588
Benefit and Withdrawal Payments to Participants	(12,683,113)	(15,778,743)
Rollovers from Other Qualified Plans	2,005,616	808,464
Net Decrease in Net Assets Available for Plan Benefits	(6,073,493)	(2,343,691)
Net Assets Available for Benefits:		
Beginning of Year	145,945,811	148,289,502
End of Year	$139,872,318	$145,945,811

The accompanying notes to financial statements are an integral part of these financial statements.

Banta Corporation
Incentive Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000

(1) Description of Plan-

The Banta Corporation Incentive Savings Plan (the "Plan") is a defined contribution plan covering selected non-union and regularly scheduled part-time employees of Banta Corporation and subsidiaries (the "Company"). The Plan is regulated by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The purpose of the Plan is to give eligible employees an opportunity to accumulate savings on a tax-advantaged basis pursuant to Section 401(k) of the Internal Revenue Code.

Other significant provisions of the Plan include the following:

(a) Participants' Accounts-

Separate accounts are maintained for each participant in the Plan. These accounts reflect the contributions made on behalf of each participant, contributions made by the Company, as well as the earnings accumulated on the participant's account balance. Benefits are paid out of amounts accumulated in each participant's account.

(b) Investments-

All participant and Company contributions are invested in funds selected by individual participants. A participant may allocate his or her fund balance and contributions in increments of 1% among the various investment funds offered by the Plan, except that no more than 50% of a participant's balance may be allocated to the Banta Corporation Stock Fund.

The Mutual Fund Investment options are as follows:

Fidelity Equity Income Fund is a growth and income mutual fund that seeks to provide reasonable income.

The AIM Small Cap Growth Fund-Class A, Strong Opportunity Fund, Fidelity Contra Fund and Fidelity Low Priced Stock Fund are growth mutual funds which seek to provide long-term capital growth.

The MAS Mid Cap Growth Portfolio-Advisor Class is a growth oriented stock mutual fund to increase investments over the long term through the price appreciation of mid-sized growth companies.

The Fidelity Diversified International Fund and Janus Worldwide Fund invest overseas and seek to provide capital growth.

The Fidelity Freedom Funds offer a blend of stocks, bonds, and short-term investments within a single fund.

The Common Stock Investment Option is as follows:

The Banta Corporation Stock Fund seeks to increase the value of investments over the long term by investing in the common stock of the company.

The Common Collective Trust Fund options are as follows:

The Fidelity Managed Income Portfolio II seeks to preserve investments principal while earning interest income.

The Fidelity US Equity Index Commingled Pool seeks to approximate the composition and total return of the Standard & Poor's 500.

Prior to July 1, 2001 the investment options also included the Vanguard Index 500 Growth Fund, AIM Constellation Growth Fund, and the Fixed Income Fund.

(c) Vesting-

All participant and employer contributions to the Plan, including the earnings attributable to them, are fully vested at the time they are made to the Plan.

(d) Benefits-

Distribution of a participant's account will be made in a lump sum as soon as practicable upon termination. If a participant's balance is greater than $5,000 at the termination date, the participant may defer distribution. In any event, the distribution will be made within 60 days after the end of the Plan year in which a participant has reached age 65, actually retires or becomes deceased. Benefits shall be paid no later than the April 1 following the year in which the participant attains age 70 1/2, even if the participant is still employed at such time.

(e) Withdrawals-

Participants may withdraw all or part of their account balance if they can prove financial hardship pursuant to the Internal Revenue Code. Withdrawals are limited to one per year.

(f) Loans-

Participants may obtain a loan using their balance in the Plan as collateral. The maximum loan is 50% of the participant's account balance valued as of the last valuation date. The loans cannot be less than $1,000 or more than $50,000. Participants repay the loans through payroll deductions and all interest paid is credited to their participant account. All loans shall bear interest at a rate commensurate with the rate which would be charged by commercial lenders. The term of the loan is established by the administrative committee but is not to exceed five years, unless the funds are to be used to purchase a primary residence, in which case the term may not exceed ten years. The interest rates on participant loans at December 31, 2001 ranged from 6.75% to 12%.

(g) Rollovers-

Participants may rollover, into the Plan, benefits arising out of participation in a tax-qualified employee pension benefit plan of a former employer, which qualifies under Code Section 401 or 403, if such benefits are eligible for rollover treatment under Code Section 402 or 408. This may include mergers from other plans.

(h) Termination of the Plan-

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan upon written notice. Upon termination, the trust funds shall be valued and distributed. Each participant shall receive a pro rata distribution based on the participant's account balance to the total of all participant accounts.

(2) Summary of Significant Accounting Policies-

(a) Basis of Accounting-

The financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting periods. Actual results could differ from those estimates.

(c) Income Recognition-

Interest and dividend income is recorded as earned on the accrual basis.

(d) Investment Valuation-

The Trustee of the Plan holds the Plan's investments and executed transactions therein. The Plan changed trustees from U.S. Bank National Association to Fidelity Management Trust Company on July 1, 2001.

Mutual Funds, the Banta Corporation Stock Fund and the Fidelity U.S. Equity Index Commingled Pool are stated at fair market value as determined by the trustee by reference to published market data.

The Managed Income Portfolio II Fund and the Fixed Income Fund invest in fully benefit responsive guaranteed investment contracts. The contracts held by these funds are valued at contract value which approximates fair value as of December 31, 2001 and 2000.

The Plan provides for investments in mutual funds, common stock and common collective trust funds. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

(e) Net Depreciation in Fair Market Value of Investments-

Net realized and unrealized depreciation is recorded in the accompanying statements of changes in net assets available for plan benefits as net depreciation in fair value of investments.

(f) Reclassifications-

Certain reclassifications have been made to the 2000 financial statements to conform with current year presentation.

(3) Investments-

The following presents investments that represent 5% or more of the Plan's net assets available for plan benefits.

	December 31, 2001	December 31, 2000
Vanguard Index 500 Growth Fund	$ -	$21,629,015
Fidelity Contra Growth Fund	21,796,316	26,082,457
AIM Constellation Growth Fund	-	11,259,279
Fidelity Equity Income Fund	39,104,758	41,451,481
Banta Corporation Stock Fund	12,577,189	11,834,967
Fixed Income Fund	-	23,537,388
MAS Midcap Growth Portfolio-Advisor Class	8,490,011	-
Fidelity Managed Income Portfolio II	27,990,697	-
Fidelity US Equity Index Commingled Pool	18,559,570	-

During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(12,278,872) and $(4,578,808), as follows:

	December 31, 2001	December 31, 2000
Mutual Funds	$(14,100,655)	$(5,949,098)
Common Stock	1,821,783	1,370,290
	$(12,278,872)	$(4,578,808)

(4) Funding Policy-

Eligible employees are able to make pretax contributions to the Plan between 1% and 20% (15% prior to July 1, 2001) of the participant's compensation, as defined in the Plan agreement. Employee contributions (as defined by the Tax Reform Act of 1986) allocated to a participant's account are limited to $10,500 in 2001 and 2000. The Company provides a matching contribution equal to 25% of each participant's contribution up to a maximum of 4% of compensation.

Allocations of earnings are made daily to the participant's account on a pro rata basis.

Cash amounts from other qualified plans may be transferred to this Plan if certain conditions are met as set forth in the Plan document.

(5) Income Tax Status-

The Plan has obtained a favorable determination letter from the Internal Revenue Service dated July 16, 1996, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. In the opinion of the Company's management, the Plan, as currently amended, remains tax exempt.

(6) Related Party Transactions-

Expenses of the Plan are paid by the Company with the exception of investment fees, which are netted against investment (loss) income.

The Plan periodically invests in mutual funds managed by the Trustee. The investments are included in the supplemental schedule.

At December 31, 2001 and 2000, there were 408,741 and 465,577 shares of the Company's common stock held for investment by the Banta Corporation Stock Fund.

The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

(7) Plan Merger-

Effective July 2, 2001, the Banta Southeastern Incentive Savings Plan (the "Southeastern Plan") was merged into the Plan. Approximately $1,365,000 of rollovers from the Southeastern Plan into the Plan occurred in 2001.

Banta Corporation
Incentive Savings Plan

Schedule H: Line 4(i)--Schedule of Assets (Held at End of Year)

	Fair Value
MAS Midcap Growth Portfolio-Advisor Class	$8,490,011
Strong Opportunity Fund	593,481
Janus Worldwide Fund	204,392
AIM Small Cap Growth Fund-Class A	317,087
Fidelity Equity Income Fund*	39,104,758
Fidelity Low Priced Stock Fund*	1,184,946
Fidelity Contra Fund*	21,796,316
Fidelity Diversified International Fund*	2,648,026
Fidelity Freedom Income*	91,849
Fidelity Freedom 2000 Fund*	353,559
Fidelity Freedom 2010 Fund*	468,551
Fidelity Freedom 2020 Fund*	309,051
Fidelity Freedom 2030 Fund*	269,675
Fidelity Freedom 2040 Fund*	42,815
Banta Corporation Stock Fund*	12,577,189
Fidelity Managed Income Portfolio II*	27,990,697
Fidelity US Equity Index Commingled Pool*	18,559,570
Participants Loans (Interest Rates Ranging from 6.75% to 12%)*	4,569,952
	$139,571,925

(*) Represents a Party-in-Interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Banta Corporation Incentive Savings Plan Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on behalf by the undersigned, thereunto duly authorized, in the City of Menasha, and State of Wisconsin, on this 17th day of June, 2002.

BANTA CORPORATION INCENTIVE SAVINGS PLAN

Daniel W. Kiener

Robert E. Keller

Frank W. Rudolph

Thomas E. Boll

The foregoing persons are a majority of the members of the Banta Corporation Incentive Savings Plan Administrative Committee which is the administrator of the Banta Corporation Incentive Savings Plan.

EXHIBIT INDEX

INCENTIVE SAVINGS PLAN

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Arthur Andersen LLP	16
99.1	Company Representation Letter Regarding Arthur Andersen LLP	17

ANDERSEN

Exhibit 23.1

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the previously filed Banta Corporation S-8 Registration Statement (No. 333-54576) for the Banta Corporation Incentive Savings Plan.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
June 14, 2002

Corporate Office
225 Main Street
Box 8003
Menasha, WI 54952-8003
920-751-7777 www.banta.com

BANTA CORPORATION

Exhibit 99.1

June 17, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

In a letter dated June 13, 2002, the independent public accountants for the Banta Corporation Incentive Savings Plan (the "Plan"), Arthur Andersen LLP ("Andersen"), represented to the Plan that its audit of the financial statements of the Plan as of December 31, 2001 and for the year then ended was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that its engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

BANTA CORPORATION INCENTIVE SAVINGS PLAN

By: ------------------------------

Daniel W. Kiener
Chairman Banta Corporation Incentive Savings Plan Committee